Schering enters into agreement with CoTherix to market Ventavis(R) in the United States

Berlin, October 14, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced a development and license agreement with the U.S. company CoTherix, Inc., Belmont, California, to bring Ventavis(R) (iloprost nebulizer solution), a synthetic prostacyclin analogue, to the U.S. market. Under the terms of the agreement, CoTherix acquired exclusive U.S. development and marketing rights to Ventavis(R), which was developed by Schering. Schering retained its development and marketing rights for Ventavis(R) outside the U.S.

"With partnering activities like this we are maximizing the value of our assets," said Dr. Ulrich Koch, Head of Corporate Business Development at Schering AG. "The CoTherix management team has demonstrated that they have the experience and knowledge to market Ventavis(R) successfully in the U.S. Having obtained EU approval for marketing last month, we look forward to working with CoTherix to seek regulatory approval for Ventavis(R) in the U.S."

Ventavis(R) improves the therapy for patients affected by severe symptoms and heart failure. It is a new, convenient treatment option for patients suffering from a life threatening disease.

Financial terms of the agreement were not disclosed.

END

Additional information
In September 2003, Ventavis(R) was approved in Europe by the European Commission in a Centralized Procedure for the treatment of primary pulmonary hypertension NYHA class III. Ventavis(R) will be launched in the first European countries in 2003

CoTherix, Inc., formerly known as Exhale Therapeutics, Inc., is a privately held specialty biopharmaceutical company with a clinical program for pulmonary hypertension. CoTherix was founded in February 2000.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Wirtschaft: Dr. Friedrich von Heyl, T: +49-30-468 152 96, friedrich.vonheyl@schering.de
Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de
Pharma: Dr. Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Find additional information at: www.schering.de/eng